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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:   June 30, 1996
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
- -------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- -------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
           Elek-Tek, Inc.
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Full Name of Registrant

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Former Name if Applicable
           7350 N. Linder Avenue
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Address of Principal Executive Office (Street and Number)
           Skokie, Illinois 60077
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of certain significant, complex accounting issues that arose during the second quarter, the Registrant's Form 10-Q could not be filed within the prescribed time period.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
            Miguel Martinez                   847               677-7660
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                See the attached press release
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                           Elek-Tek, Inc.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  August   , 1996                        By  /s/ Miguel Martinez
        ---------------------------------------    ----------------------------
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                            Contacts: Richard L. Rodriguez
                                                             President and
                                                   Chief Executive Officer
                                                    847-677-7660 ext. 5003

                                                   Miguel A. Martinez, Jr.
                                                        Vice President and
                                                   Chief Financial Officer
                                                    847-677-7660 ext. 5006


                     ELEK-TEK REPORTS SECOND QUARTER LOSS


Skokie, IL -- August 13, 1996 -- ELEK TEK, Inc. (NASDAQ:ELEK) today announced that as a result of an intensive review by new senior management of the Company's organization and operations, the Company has incurred $6.4 million (pre-tax) in special charges for the second quarter. Consequently, the Company is posting a net loss for the second quarter of $6.3 million, or $1.01 per share, compared with last year's profit of $555,000, or $0.09 per share. For the six month period, the Company recognized a net loss of $6.9 million, or $1.10 per share compared with net income of $1.2 million, or $0.18 per share, a year ago. The charges taken by the Company includes adjustments to vendor payables to reflect amounts of contested balances outstanding and reductions in inventory valuations. Another major element of the charge relates to severance costs associated with the 20% headcount reduction, which the Company already has implemented, and to costs relating to leadership transition at the senior management level. Given ELEK TEK's disappointing performance during recent years, it is the new management's intent to take the aggressive actions necessary to best position the Company for strong future operating results.

Net sales for the second quarter ended June 30, 1996 were $77.3 million compared with $79.0 million one year earlier. Net sales for the six month period ended June 30, 1996 were $165.9 million versus $162.8 million for the first six months of fiscal 1995.

As a result of management's operating review, the Company has consolidated a number of staff and operating functions which supports its three sales channels. Restructuring these support activities is in large part responsible for the Company's 20% headcount reduction. The ability to more effectively leverage resources across channels will result in valuable operating efficiencies.

As a result of the magnitude of the second quarter charge, its recognition places ELEK-TEK in technical violations of some of the basic covenants of its lending agreement with its principal bank lender. ELEK TEK currently is working closely with the bank to bring it into compliance with the bank's requirements.

Richard L. Rodriguez, President and Chief Executive Officer, stated, "With our new senior management team now on board, its efforts during the second quarter were very focused on designing and implementing our restructuring program. I am extremely pleased with the progress we have made in this regard. The organizational and operating changes are well under way and we have already begun to recognize some of the synergies which we had targeted."

ELEK TEK, Inc., founded in Chicago in 1979, is a full line, regional marketer of microcomputer products, including hardware, software, related accessories and supplies. Its multi-channel distributions system comprises eight retail superstores (five in the Chicago metropolitan area and one each in Indianapolis, Kansas City and Denver); a national catalog sales operation; and direct sales divisions geared to corporate, educational and government buyers. Emphasizing wide selection, competitive prices, and strong technical support and services, ELEK TEK carries all major brands, including IBM, Apple, COMPAQ, Hewlett Packard, Lotus, Microsoft and Novell.


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ELEK-TEK INC.
STATEMENT OF OPERATIONS
 (unaudited)

                                              Three Months Ended             Six Months Ended
                                                   June 30,                      June 30,
                                              -------------------           ------------------
                                                1996       1995               1996      1995
                                              --------   --------           --------  --------
                                                   (in thousands, except per share amounts)
Net Sales                                     $ 77,301    $78,964           $165,915  $162,833
Cost of Sales                                   74,704     67,632            152,138   139,018
                                              --------    -------           --------  --------
  Gross profit                                   2,597     11,332             13,777    23,815
Selling, general and
  administrative expenses                       12,457      9,789             24,055    20,721
                                              --------    -------           --------  --------
Income (loss) from operations                   (9,860)     1,543            (10,278)    3,094

Other (income)expense:
   Other income, net                               (72)       (91)              (148)     (135)
Interest expense                                   575        727              1,148     1,327
                                              --------    -------           --------  --------
                                                   503        636              1,000     1,192
                                              --------    -------           --------  --------

Income(loss) before income
   tax provision                               (10,363)       907            (11,278)    1,902
Income tax provision (benefit)                  (4,023)       352             (4,378)      738
                                              --------    -------           --------  --------
Net income (loss)                              ($6,340)   $   555            ($6,900) $  1,164
                                              --------    -------           --------  --------
                                              --------    -------           --------  --------
Net income (loss) per share                     ($1.01)   $  0.09             ($1.10) $   0.18
                                              --------    -------           --------  --------
                                              --------    -------           --------  --------

Weighted average number
of common shares outstanding                     6,300      6,300              6,300     6,300